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                                                                   EXHIBIT 99(d)

                               NNEWCO-KING, INC.
                               505 CARROLL STREET
                           BROOKLYN NEW YORK,  11215



                                January 17, 1997


To The Shareholders of Spectex Industries, Inc.


     As of January 17, 1997, this company, Nnewco-King, Inc. became the parent and primary stockholder of Spectex Industries, Inc ("Spectex"). Nnewco-King owns more than 90% of the Spectex shares.

     Under the law of New York, this company has decided to merge Spectex into this Company. This decision can be made without your consent. The New York law requires us to provide you with a fair consideration payment for your stock. Upon advise of an appraiser hired for this purpose this Company has determined that $.10 (ten cents) per share is the appropriate price. His report is attached to the Form 13-e enclosed.

     Enclosed for your review is the Form 13-e which this Company and Spectex
have jointly filed with the SEC on January    , 1997, the plan of merger, your
consent form to accept the payment of $.10 per share, notices for the return of the shares and a form should you dissent and feel that $.10 per share is unfair compensation.

     Should you desire to accept the $.10 per share payment, then fill out the enclosed acceptance form and return it with your shares duly endoresed to Nnewco-King, Inc. Should you decide to decline and dissent, then fill out the dissenter's form and your shares should be returned to the Transfer agent. Within 30 days of this notice, the Certificate of Merger will be filed and Spectex will cease to exist.



Very truly yours,


Michael Oberlander, President of Nnewco-King, Inc.